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                                                                     EXHIBIT 99.


FOR IMMEDIATE RELEASE:                                 CONTACTS:  Terri Monaghan
                                                                    800-543-7637
                                                                     Karen Brown
                                                                    312-466-6165


           AMCV ANNOUNCES AGREEMENT TO ACQUIRE HOLLAND AMERICA LINE'S
                               MS NIEUW AMSTERDAM

WILL RE-DOCUMENT VESSEL UNDER U.S.-FLAG TO SAIL IN HAWAIIAN ISLANDS AS COMPANY AWAITS DELIVERY OF PROJECT AMERICA SHIPS BEING BUILT AT INGALLS SHIPBUILDING

CHICAGO - AUGUST 10, 1999 - American Classic Voyages Co. (NASDAQ: AMCV), announced today that it reached an agreement with Holland America Line to purchase the MS Nieuw Amsterdam for $114.5 million. The agreement is contingent on a number of conditions expected to be resolved by fall 1999.

Holland America Line, a unit of Carnival Corporation (NYSE: CCL), is expected to transfer the 1,214-passenger cruise ship to AMCV in fall 2000. AMCV intends to re-document the Nieuw Amsterdam as a U.S.-flag vessel, with a U.S.-crew, to sail the Hawaiian Islands as part of AMCV's Project America.

Philip C. Calian, president and CEO of AMCV, said, "The acquisition of the Nieuw Amsterdam will expand cruising options in Hawaii, offering consumers the highest level of service. The vessel will not only expand cruising opportunities in Hawaii, attracting more cruisers to the state, but also will create approximately 400 new U.S. jobs onboard this ship."

Roderick K. McLeod, president and CEO of Project America, added, "The Nieuw Amsterdam is an exciting addition to our Project America program. This cruise ship will offer consumers a new U.S.-flag, U.S.-crewed cruising option, building the market for our two new U.S.-flag 1,900-passenger state-of-the-art cruise ships that will enter service in early 2003 and 2004."

The 704-foot, 33,930-gross-ton Nieuw Amsterdam offers the luxuries of a resort hotel with the conveniences of cruising. Its Hawaiian Island itineraries will showcase the natural beauty of the Hawaiian Islands while passengers enjoy nine passenger decks, five lounges, two restaurants, a fully equipped spa and fitness center, two outdoor pools, a 230-seat theater, and a 15-foot-wide teak deck that encircles the Upper Promenade Deck. An estimated one million passengers have sailed on the Nieuw Amsterdam since its maiden voyage in 1983.

Project America is the result of the U.S.-Flag Cruise Ship Pilot Project Statute passed by Congress in 1997 (PL 105-56), with the goal of revitalizing the U.S.-flag oceangoing cruise ship fleet. It is expected to create more than 5,000 American jobs, help sustain and modernize the U.S. shipbuilding industrial base, increase U.S. tax revenues, boost Hawaii tourism, and expand consumers' leisure travel opportunities. The Pilot Project Statute was sponsored by Senator Daniel
K. Inouye (D-Hawaii) and was supported by the Department of Defense. In March, AMCV contracted with Ingalls Shipbuilding, a division of Litton Ship Systems, in Pascagoula, Miss., for the construction of two 1,900-passenger state-of-the-art cruise ships.

AMCV is the largest owner and operator of U.S.-flag passenger vessels. In addition to Project America, it currently owns and operates two U.S.-flag cruise lines, American Hawaii Cruises and The Delta Queen Steamboat Co., both headquartered in New Orleans, La. With Project America, AMCV plans to more than quadruple its passenger capacity in Hawaii in the next seven to 10 years. It also is significantly expanding its Delta Queen line with the introduction of both a new line of U.S.-built and U.S.-flag small coastal cruise ships to sail America's Eastern and Western seaboards, with the first launching in spring 2001, and the introduction of the Columbia Queen in the Pacific Northwest in April 2000.



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